FOR IMMEDIATE RELEASE                          Exhibit (a)(5)(ix)

Shareholder Contact:
1-800-219-4218


     ALLIANCE WORLD DOLLAR GOVERNMENT FUND II, INC. ANNOUNCES
        EXPIRATION OF TENDER OFFER AND PRELIMINARY RESULTS
        --------------------------------------------------

         NEW YORK, NY November 17, 2003 Alliance World Dollar Government Fund II, Inc. (NYSE: AWF) (the "Fund") announced today its tender offer for 11,677,555 of its issued and outstanding shares of common stock representing approximately 15% of the Fund's outstanding shares expired Friday, November 14, 2003 at 12:00 Midnight Eastern Time. Shares tendered may be withdrawn at any time prior to 5:00 p.m. Eastern Time on November 18, 2003.

         Based upon current information, approximately 9,419,954 shares were tendered, of which approximately 794,697 shares were tendered pursuant to notices of guaranteed delivery. These numbers are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased will be announced at a later date. Management of the Fund anticipates acceptance on November 24, 2003 of 9,419,954 shares properly tendered and not withdrawn and that payment for such shares will be made on or about November 25, 2003. The purchase price of properly tendered shares is the net asset value per share determined as of the close of regular trading session of the New York Stock Exchange today.

         The Fund is a non-diversified, closed-end U.S.
registered management investment company whose investment adviser is Alliance Capital Management L.P. As of November 13, 2003 the
Fund's total net assets were approximately $1 billion.


                                ##




00250.0444 #446111